Exhibit 21

Zep Inc.

LIST OF SUBSIDIARIES

Subsidiary or Affiliate	State or Other Jurisdiction of Incorporation or Organization

Zep IP Holdings LLC	Georgia

Old ABI, LLC	Delaware

Acuity Specialty Products, Inc.	Georgia
-Amrep, Inc.	Delaware
-Amrep IP Holdings, LLC	Delaware
-Acuity Holdings, Inc	Canada
-Zep Europe B.V.	Netherlands
-Zep Belgium S.A.	Belgium
-Zep Italia S.r.l	Italy
-Zep Industries B.V.	Netherlands
-Hale Group Limited	United Kingdom
-Rexodan Chemicals Limited	United Kingdom
-Forward Chemicals Limited	United Kingdom
-Mykal Industries Limited	United Kingdom